FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of March, 2004

                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                            Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 03-3 PLC


                                   By:    /s/  Clive Rakestrow
                                          --------------------
                                   Name:  L.D.C. Securitisation Director
                                   No. 1 Limited by its authorized person
                                   Clive Rakestrow for and on its behalf
                                   Title:  Director
Date: 28 April 2004

                                   GRANITE FINANCE FUNDING
                                   LIMITED


                                   By:    /s/  Jonathan David Rigby
                                          ---------------------------
                                   Name:  Jonathan David Rigby
                                   Title: Director
Date: 28 April 2004

                                   GRANITE FINANCE TRUSTEES
                                   LIMITED


                                   By:    /s/  Daniel Le Blancq
                                          ---------------------
                                   Name:  Daniel Le Blancq
                                   Title: Director
Date: 28 April 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------

Quarterly Report re: Granite Mortgages 03-3 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited Period 1 March 2004 - 31 March 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                 208,459

Current Balance                                            (GPB)15,894,757,541

Last Months Closing Trust Assets                           (GPB)16,895,979,565

Funding share                                              (GPB)15,508,608,428

Funding Share Percentage                                          97.57%

Seller Share*                                               (GPB)386,149,113

Seller Share Percentage                                           2.43%

Minimum Seller Share (Amount)*                              (GPB)668,021,662

Minimum Seller Share (% of Total)                                 4.20%

Excess Spread last quarter annualised (% of Total)                0.40%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans



---------------------------------------------------------------------------------------------------
                      Number           Principal (GPB)         Arrears (GPB)       By Principal (%)

< 1 Month            205,811           15,706,527,069               0                 98.82%

> = 1 < 3 Months      2,071             149,917,292             1,702,925              0.94%

> = 3 < 6 Months       442              29,498,028               790,255               0.19%

> = 6 < 9 Months       112               7,338,390               368,592               0.05%

> = 9 < 12 Months       17               1,055,302               78,330                0.01%

> = 12 Months           6                 421,460                48,694                0.00%

Total                208,459           15,894,757,541           2,988,796             100.00%
---------------------------------------------------------------------------------------------------


Properties in Possession

---------------------------------------------------------------------------------------------------
                                Number              Principal ((GBP))              Arrears ((GBP))

Total (since inception)          138                   7,351,324                      349,060
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Properties in Possession                                                                 71

Number Brought Forward                                                                   63

Repossessed (Current Month)                                                               8

Sold (since inception)                                                                   67

Sold (current month)                                                                      7

Sale Price / Last Loan Valuation                                                        1.09

Average Time from Possession to Sale (days)                                              123

Average Arrears at Sale                                                              (GBP)2,089

Average Principal Loss (Since inception)*                                             (GBP)245

Average Principal Loss (current month)**                                               (GBP)0

MIG Claims Submitted                                                                      7

MIG Claims Outstanding                                                                    0

Average Time from Claim to Payment                                                       59
---------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month



Substitution

---------------------------------------------------------------------------------------------------
                                                   Number                   Principal ((GBP))

Substituted this period                              0                           (GBP)0

Substituted to date (since 26 March 2001)         344,923                  (GBP)26,658,375,004
---------------------------------------------------------------------------------------------------

CPR Analysis

---------------------------------------------------------------------------------------------------
                                                  Monthly                      Annualised

Current Month CPR Rate                             6.30%                         54.19%

Previous Month CPR Rate                            3.80%                         37.16%
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                      26.04

Weighted Average Remaining Term (by value) Years                                  19.76

Average Loan Size                                                              (GBP)76,249

Weighted Average LTV (by value)                                                  74.37%

Weighted Average Indexed LTV (by value)                                          60.36%

Fast Track (by value)                                                            25.13%
---------------------------------------------------------------------------------------------------

Product Breakdown

---------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                          51.62%

Together (by balance)                                                            24.28%

Capped (by balance)                                                               1.79%

Variable (by balance)                                                            20.81%

Tracker (by balance)                                                              1.50%

Total                                                                            100.0%
---------------------------------------------------------------------------------------------------


Geographic Analysis

-----------------------------------------------------------------------------------------------------------------------
                            Number               % of Total                    Value ((GBP))                % of Total

East Anglia                  4,548                 2.18%                       346,505,714                    2.18%

East Midlands               15,262                 7.32%                      1,036,338,192                   6.52%

Greater London              24,957                 11.97%                     3,101,067,196                  19.51%

North                       27,671                 13.27%                     1,411,454,470                   8.88%

North West                  28,811                 13.82%                     1,754,781,233                  11.04%

Scotland                    16,006                 7.68%                       958,453,880                    6.03%

South East                  31,060                 14.90%                     3,212,330,499                  20.21%

South West                  13,889                 6.66%                      1,166,675,204                   7.34%

Wales                        9,131                 4.38%                       545,190,184                    3.43%

West Midlands               14,049                 6.74%                       998,190,774                    6.28%

Yorkshire                   23,075                 11.07%                     1,363,770,197                   8.58%

Total                       208,459                 100%                     15,894,757,541                   100%
-----------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-----------------------------------------------------------------------------------------------------------------------
                                                   Number                     Value ((GBP))                % of Total

0% < 25%                                           7,094                       267,031,927                    1.68%

> = 25% < 50%                                      25,569                     1,759,549,660                  11.07%

> = 50% < 60%                                      16,512                     1,373,307,052                   8.64%

> = 60% < 65%                                      9,614                       850,369,528                    5.35%

> = 65% < 70%                                      11,105                     1,007,727,628                   6.34%

> = 70% < 75%                                      16,251                     1,393,970,236                   8.77%

> = 75% < 80%                                      15,791                     1,576,759,948                   9.92%

> = 80% < 85%                                      18,463                     1,624,444,221                  10.22%

> = 85% < 90%                                      31,212                     2,158,508,074                  13.58%

> = 90% < 95%                                      44,305                     3,105,835,624                  19.54%

> = 95% < 100%                                     12,362                      767,716,789                    4.83%

> = 100%                                            181                         9,536,855                     0.06%

Total                                             208,459                    15,894,757,541                  100.0%
-----------------------------------------------------------------------------------------------------------------------

Repayment Method

-----------------------------------------------------------------------------------------------------------------------
                                                   Number                     Value ((GBP))                % of Total

Endowment                                          31,370                     2,241,160,813                  14.10%

Interest Only                                      19,055                     2,334,939,883                  14.69%

Pension Policy                                      700                        68,347,457                     0.43%

Personal Equity Plan                               1,421                       101,726,448                    0.64%

Repayment                                         155,913                    11,148,582,939                  70.14%

Total                                             208,459                    15,894,757,541                  100.00%
-----------------------------------------------------------------------------------------------------------------------

Employment Status

-----------------------------------------------------------------------------------------------------------------------
                                                   Number                     Value ((GBP))                % of Total

Full Time                                         185,209                    14,919,168,884                  85.07%

Part Time                                          2,736                       170,113,951                    0.97%

Retired                                             507                        17,537,521                     0.10%

Self Employed                                      17,867                     2,323,721,497                  13.25%

Other                                              2,140                       106,978,876                    0.61%

Total                                             208,459                    17,537,520,729                  100.00%
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                                5.99%

Effective Date of Change                                                     1 February 2004
----------------------------------------------------------------------------------------------


Notes    Granite Mortgages 03-3 plc

-----------------------------------------------------------------------------------------------------------------------
                             Outstanding                 Rating               Reference Rate                Margin
                                                    Moodys/S&P/Fitch
Series 1

A1                           $501,618,357             Aaa/AAA/AAA                 1.20%                      0.08%

A2                           $750,000,000             Aaa/AAA/AAA                 1.24%                      0.12%

A3                           $500,000,000             Aaa/AAA/AAA                 1.32%                      0.20%

B                            $72,000,000               Aa3/AA/AA                  1.57%                      0.45%

M                            $27,000,000                 A2/A/A                   1.82%                      0.70%

C                            $50,000,000              Baa2/BBB/BBB                2.57%                      1.45%

Series 2

A                         (Euro)640,000,000           Aaa/AAA/AAA                 2.27%                      0.19%

B                          (Euro)23,000,000            Aa3/AA/AA                  2.53%                      0.45%

M                          (Euro)7,500,000               A2/A/A                   2.78%                      0.70%

C                          (Euro)55,000,000           Baa2/BBB/BBB                3.53%                      1.45%

Series 3

A                          (GBP)340,000,000           Aaa/AAA/AAA                 4.22%                      0.19%

B                          (GBP)28,500,000             Aa3/AA/AA                  4.48%                      0.45%

M                          (GBP)11,500,000               A2/A/A                   4.73%                      0.70%

C                           (GBP)7,500,000            Baa2/BBB/BBB                5.48%                      1.45%
-----------------------------------------------------------------------------------------------------------------------

Credit Enhancement

-----------------------------------------------------------------------------------------------------------------------
                                                                                                          % of Notes
                                                                                                          Outstanding

Class B and M Notes ((GBP) Equivalent)                                      (GBP)122,676,688                 5.92%

Class C Notes ((GBP) Equivalent)                                             (GBP)76,908,644                 3.71%

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                                     % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                      (GBP)122,676,688                 0.79%

Class C Notes ((GBP) Equivalent)                                             (GBP)76,908,644                 0.50%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement                              (GBP)33,400,000                 0.22%

Balance Brought Forward                                                      (GBP)22,300,000                 0.14%

Drawings this Period                                                             (GBP)0                      0.00%

Excess Spread this Period                                                     (GBP)943,160                   0.01%

Funding Reserve Fund Top-up this Period*                                         (GBP)0                      0.00%

Current Balance                                                              (GBP)23,243,160                 0.15%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                      (GBP)26,915,060                 0.17%

Funding Reserve %                                                                 0.6%                        NA
-----------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.